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                            July 10, 2023

       Yves Decadt
       Chief Executive Officer
       BioLingus (Cayman) Limited
       Grossmatt 6
       CH-6052 Hergiswil NW
       Switzerland

                                                        Re: BioLingus (Cayman)
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed June 30, 2023
                                                            File No. 333-273093

       Dear Yves Decadt:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1 filed June 30, 2023

       Business
       Our Products, page 87

   1. We note your response to prior comment 3, including your revised disclosure beginning on page 88. Please
revise your disclosure to revise your "Our Scope of Study" column to clarify the current
status of your studies (e.g., planned, ongoing or completed).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yves Decadt
BioLingus (Cayman) Limited
July 10, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.



                                                           Sincerely,
FirstName LastNameYves Decadt
                                                           Division of
Corporation Finance
Comapany NameBioLingus (Cayman) Limited
                                                           Office of Life
Sciences
July 10, 2023 Page 2
cc:       Benjamin Tan, Esq.
FirstName LastName